Exhibit 99.23

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

Anderson Energy Announces 2010 Second Quarter Results

Calgary, Alberta, August 12, 2010—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) is pleased to announce its operating and financial results for the three and six months ended June 30, 2010.

HIGHLIGHTS:

•

Since the start of 2010, the Company has drilled or is currently drilling 13 gross (9.1 net) Cardium horizontal oil wells, of which 2.4 net wells have been placed on production as of August 12, 2010. The Company estimates it will drill 21 gross (15.1 net) Cardium horizontal wells in 2010. The Cardium oil production is expected to have a significant impact in the fourth quarter of 2010.

•

Second quarter production was 7,732 BOED, up 10% from the first quarter of 2010 but lower than expected due to poor weather and regulatory issues that delayed well tie-ins in the quarter. Unplanned plant turnarounds also impacted production. The Company expects production to average approximately 9,000 BOED by the fourth quarter of 2010 and for new Cardium production to be approximately 1,500 BOPD. By the fourth quarter of 2010, oil and NGL production is estimated to be 29% of total production and 50% of total revenue at currently forecast prices.

•

The Company has increased its Cardium prospective land to 94 gross (53.6 net) sections. Based on a drilling density of three wells per section, the drilling inventory is potentially 282 gross (161 net) Cardium horizontal oil wells. The Company has advanced 80 gross (48 net) drilling locations to be drilled in the Garrington, Pembina, Willesden Green and Ferrier areas. The Company’s exposure in the Cardium oil horizontal play has the potential to significantly increase future oil production.

•

In the second and third quarter to date of 2010, the Company has drilled 4 gross (3.1 net) liquids rich gas wells in Westpem and Willesden Green. One of the Westpem wells tested at 3 MMcfd at 550 psi flowing tubing head pressure. The two Westpem wells are expecting to be tied in late in the third quarter of 2010. The two Willesden Green gas well tie-ins are being deferred until 2011.

•

The Company has completed its planned Edmonton Sands winter drilling program, and the spring well tie-in and plant construction program is nearing completion. The Company estimates that as a result of the fit for purpose facilities being constructed, this new Edmonton Sands production has been brought on stream at less than $3.50 per BOE starting in the second quarter of 2010. The Medicine River project was originally scheduled to start up in the second quarter of 2010. The Company was delayed in connecting its production to the planned Medicine River gas plant due to regulatory issues. Regulatory approvals have now been obtained and this project is now expected to be completed in the fourth quarter of 2010. The Company will commence its 74 well winter Edmonton Sands drilling program in November of this year to fulfill its farm-in commitments.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30			Six months ended June 30
(thousands of dollars, unless otherwise stated)	2010	2009	% Change	2010	2009	% Change
Oil and gas revenue before royalties *	$20,318	$17,508	16%	$43,583	$41,937	4%

Funds from operations	$9,004	$6,692	35%	$19,639	$15,484	27%
Funds from operations per share
Basic	$0.05	$0.06	(17%)	$0.12	$0.16	(25%)
Diluted	$0.05	$0.06	(17%)	$0.12	$0.16	(25%)

Loss	$(8,891)	$(10,410)	15%	$(14,844)	$(20,569)	28%
Loss per share
Basic	$(0.05)	$(0.09)	44%	$(0.09)	$(0.21)	57%
Diluted	$(0.05)	$(0.09)	44%	$(0.09)	$(0.21)	57%

Capital expenditures, including acquisitions net of dispositions	$12,745	$2,130	498%	$46,172	$15,675	195%

Debt, net of working capital				$70,284	$69,871	1%

Shareholders’ equity				$348,999	$347,515	0%

Average shares outstanding (thousands)
Basic	172,400	110,914	55%	168,129	99,172	70%
Diluted	172,400	110,914	55%	168,129	99,172	70%
Ending shares outstanding (thousands)				172,400	150,500	15%

Average daily sales:
Natural gas (Mcfd)	38,998	40,495	(4%)	37,120	41,415	(10%)
Liquids (bpd)	1,232	1,040	18%	1,182	1,243	(5%)
Barrels of oil equivalent (BOED)	7,732	7,789	(1%)	7,368	8,145	(10%)

Average prices:
Natural gas ($/Mcf)	$3.78	$3.43	10%	$4.46	$4.31	3%
Liquids ($/bbl)	$60.28	$49.00	23%	$61.30	$43.03	42%
Barrels of oil equivalent ($/BOE) **	$28.88	$24.70	17%	$32.68	$28.45	15%

Royalties ($/BOE)	$2.41	$1.81	33%	$3.82	$3.88	(2%)
Operating costs ($/BOE)	$9.89	$9.58	3%	$10.37	$10.22	1%
Operating netback ($/BOE)	$16.58	$13.31	25%	$18.49	$14.35	29%
General and administrative ($/BOE)	$2.77	$2.34	18%	$2.75	$2.49	10%

Wells drilled (gross)	3	—	100%	29	11	164%

* The six months ended June 30, 2010 includes the gain on fixed price natural gas contracts of $1.3 million.

** Includes royalty and other income classified with oil and gas sales.

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OPERATIONS:

Cardium Horizontal Oil. In the second quarter of 2010, the Company has drilled and completed two gross (0.9 net) Cardium horizontal oil wells. In the third quarter to date, the Company has drilled or is drilling 8 gross (5.9 net) Cardium horizontal oil wells. For the wells completed in the second and third quarters of 2010, completion flow back results were similar to previous wells drilled. Two of the new wells completed in the past three months exhibited virgin reservoir pressure indicative of new pool discoveries. The Company is planning to complete six Cardium wells in the next month. A summary of the Company’s Cardium horizontal well activity in 2010 is shown below:

Area	On production		Drilled, completed and awaiting single well battery installation		Drilled and awaiting completion		Drilling		Remaining to be drilled in 2010		Total Cardium wells planned for 2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Pembina West	2	0.4	—	—	—	—	1	0.2	2	0.4	5	1.0
Pembina East	1	1.0	1	0.9	1	1.0	—	—	1	0.9	4	3.8
Willesden Green	—	—	1	0.8	—	—	—	—	1	0.8	2	1.6
Garrington	1	1.0	—	—	3	2.5	2	1.3	4	3.9	10	8.7

Total	4	2.4	2	1.7	4	3.5	3	1.5	8	6.0	21	15.1

“Net”	is net capital interest. Total net capital interest is 15.1 wells. Total net revenue interest after farm-ins is 14.2 wells.

The Company has increased its Cardium prospective land inventory to 94 gross (53.6 net) sections. Based on a development drilling density of three wells per section, it could potentially drill 282 gross (161 net) Cardium horizontal wells. From this location list, the Company has advanced 80 gross (48 net) locations to be drilled in the next few years (including wells drilled to date). Each location to be drilled is technically feasible and is not contingent upon the drilling of other wells. Successful drilling of these wells and wells being drilled by third parties offsetting the Company’s lands will add to this list of locations. The Company’s exposure in the Cardium oil horizontal play has the potential to significantly increase future oil production. The Company is planning to drill 21 gross (15.1 net) Cardium horizontal wells in 2010, including wells drilled to date. The Company estimates that it will have approximately 1,500 BOPD of Cardium oil production by the fourth quarter of this year.

Edmonton Sands. On January 30, 2009, the Company announced a significant farm-in transaction which more than doubled its land and prospective Edmonton Sands drilling inventory. The Company is committed to drill 200 wells by December 31, 2010 and has an option to drill a minimum of 100 additional wells prior to April 30, 2012 to earn additional lands. In this winter’s drilling program, the Company drilled 126 gross (96.1 net) Edmonton Sands wells. New production from the winter drilling program started to come on stream in the second quarter of 2010. The Company achieved significant cost savings in this winter’s program, with average drilling and completion costs of $215,000 per well as compared to $313,000 per well in the fourth quarter of 2008. Completion test rate results averaged 40% higher than the previous winter’s drilling program. The Company will be drilling 74 additional wells in the fourth quarter of 2010 to complete its 200 well commitment. The Company has completed construction of its new Leedale compressor station. The Medicine River compressor upgrade project was scheduled to start up in the second quarter of 2010, however, due to regulatory issues, the project was delayed. It is now

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scheduled to start up in the fourth quarter of 2010. Various other well tie-in projects have been completed in the Gilby, Buck Lake and Sylvan Lake areas.

Whitemud Horizontal Gas. The Company drilled and completed two 100% Whitemud horizontal gas wells in the first quarter of 2010. Testing from one of the two wells was encouraging enough to tie-in the well to get long term production data. The second well was not successful and will be abandoned. The Company will continue to evaluate this project but likely needs higher gas prices to continue with further drilling and be competitive with the very compelling economics for Cardium oil horizontal drilling.

Deeper Drilling. In the second and third quarters of 2010, the Company drilled 4 gross (3.1 net) liquids rich gas wells in Westpem and Willesden Green. One of the Westpem wells tested at 3 MMcfd at 550 psi flowing tubing head pressure. The two Westpem wells are expecting to be tied in late in the third quarter of 2010. The two Willesden Green gas well tie-ins are being deferred until 2011.

PRODUCTION

For the quarter ended June 30, 2010, the Company averaged 7,732 BOED, up 10% from the first quarter of 2010 but less than expected due to unplanned plant turnarounds and wet weather slowing down the Company’s tie-in initiatives. The Medicine River compressor upgrade project that was scheduled to startup in the second quarter of 2010 was delayed due to regulatory issues. Regulatory approvals have now been obtained and the project is expected to start up in the fourth quarter of 2010. Meaningful contributions from the Company’s Cardium horizontal oil program are expected by the fourth quarter of 2010.

As a result of the delays in the second quarter, and the continuation of wet weather into the third quarter, the Company now estimates that 2010 annual production will average 7,700 to 8,200 BOED in 2010. The Company is still estimating fourth quarter production to average approximately 9,000 BOED. Of significance, the percentage of oil and NGL production is estimated to be 29% by the fourth quarter of 2010. Oil and NGL revenue is estimated to make up over 50% of total revenue at currently forecast prices in the fourth quarter of 2010.

FINANCIAL RESULTS

Capital expenditures, net of dispositions were $12.7 million in the second quarter of 2010 with $5.9 million spent on drilling and completions and $5.1 million spent on facilities as compared to capital expenditures of $2.1 million in the second quarter of 2009.

The Company’s funds from operations were $9.0 million in the second quarter of 2010 compared to $6.7 million in the second quarter of 2009. The Company’s average natural gas sales price was $3.78 per Mcf in the second quarter of 2010 compared to $3.43 per Mcf in second quarter of 2009. The Company’s average crude oil and natural gas liquids sales price in the second quarter of 2010 was $60.28 per barrel compared to $49.00 per barrel in the second quarter of 2009. WTI oil prices averaged $78.03 US per barrel in the second quarter of 2010. The Company’s operating netback was $18.49 per BOE in the first half of 2010 compared to $14.35 per BOE in the comparable period of 2009. The increase in the operating netback was primarily due to the increase in commodity prices, including the gains on fixed price natural gas contracts in the first quarter of 2010. Operating expenses in the second quarter of 2010 were $9.89 per BOE, 9% lower than the first quarter of 2010 as a result of new Edmonton Sands production starting to come on stream.

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FINANCING

In February 2010, the Company completed a financing for net proceeds of $29.8 million by issuing 21.9 million common shares at an issue price of $1.45 per share. This financing was put in place to expand the Company’s Cardium oil horizontal drilling program. The Company has 172.4 million outstanding common shares as of June 30, 2010. In June, the Company increased its total available credit facilities from $100 million to $115 million with three Canadian banks. The Company’s net debt at June 30, 2010 was $70.3 million compared to $69.9 million at June 30, 2009.

OUTLOOK

Natural gas prices have been weak to date in the second and third quarter of 2010. The return of winter is expected to strengthen natural gas prices. The Company has been increasing its focus on Cardium light oil horizontal well drilling programs and is rebalancing its overall product mix to include a higher proportion oil and NGL, with an estimated 29% of the product mix being liquids production by the fourth quarter of 2010.

The Alberta government has made important changes to their fiscal incentives program which benefit the Company. The 5% one year royalty program has now been made permanent. Other important changes positively impact the Company’s Cardium horizontal oil program where based on the measured depth of the well, the Company will pay the Crown a 5% royalty for 24 to 30 months for up to 60 to 70 Mstb of oil production. The majority of the Company’s horizontal program on Crown lands would qualify for the 30 months of 5% royalty for up to 70 Mstb of oil production. The Alberta government has reduced the maximum gas royalty from 50% to 36% and the maximum oil royalty from 50% to 40%. In addition, the Alberta government has reduced the depth requirement from 2,500 to 2,000 meters to qualify for the natural gas deep drilling program, which benefits the Company’s Westpem and Willesden Green deep gas drilling programs.

Completion test rate results from the Edmonton Sands farm-in program averaged 40% higher than results achieved in the previous winter’s drilling program. The Company expects similar results for the next fall/winter drilling program. This winter, the locations drilled were predominantly on Crown land that did not require mineral subsurface poolings or have any surface access restrictions. Next winter, the Company will be drilling on more freehold lands and lands where subsurface poolings have been completed. Many of the new locations to be drilled next winter will connect to the new plant infrastructure built this winter.

In 2009, the Company had excellent finding, development and acquisition costs, at less than $8.00 per BOE, and is continuing its low capital cost and low operating cost Edmonton Sands program for the upcoming winter.

The Company is continuing to advance its Cardium oil horizontal program and where possible the Company is looking to defer some of its gas opportunities for Cardium oil opportunities as the economics of oil projects are substantially better than gas projects.

PEOPLE

David Sandmeyer was elected to the Board of Directors at the May 2010 annual meeting of shareholders. David is a professional engineer and a corporate director, and former President and Chief Executive Officer of Freehold Royalty Trust and Rife Resources Ltd. He was also a

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founding Governor of the Canadian Association of Petroleum Producers serving several terms and was active on a number of committees.

Dan Kell, Vice President, Land has decided to retire effective September 30, 2010. Dan is a founding shareholder of Anderson Energy. His career as a Landman in the oil and gas industry has spanned more than 30 years. We have had the pleasure of working with him for more than half of that career at Anderson Energy and before that at Anderson Exploration. We thank him for his significant contributions and wish him the best on the golf course and in his future endeavors. Sandy Drinnan will be promoted to Vice President, Land and become an officer of the Company upon Dan’s retirement. Sandy has been the Manager, Land with Anderson Energy since 2003 and held senior land positions at Anderson Exploration and Devon Canada for several years before that. She has over 25 years of experience as a land professional in the oil and gas industry. We will miss Dan, but are confident that he is leaving the Land department in very capable hands.

The Company encourages anyone interested in further details on the Company to visit the Company’s website at www.andersonenergy.ca.

Brian H. Dau

President & Chief Executive Officer

August 12, 2010

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This page has been left blank intentionally. The Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2010 and the Company’s Consolidated Interim Financial Statements as at June 30, 2010 have been filed under separate cover.

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ADVISORY

Certain information regarding Anderson Energy Ltd. in this news release including, without limitation, management’s assessment of future plans and operations, benefits and valuation of the development prospects described herein, number of locations in drilling inventory and wells to be drilled, timing and location of drilling and tie-in of wells and the costs thereof, productive capacity of the wells, timing of and construction of facilities, expected production rates, dates of commencement of production, amount of capital expenditures and timing thereof, value of undeveloped land, extent of reserves additions, ability to attain cost savings, drilling program success, impact of changes in commodity prices on operating results, impact of changes to the royalty regime applicable to the Company, including payment of drilling incentive credits, commodity price outlook and general economic outlook may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions and farm-ins, failure to realize the anticipated benefits of acquisitions and farm-ins, delays resulting from or inability to obtain required regulatory approvals, changes to government regulation and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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Corporate Information

Head Office

700 Selkirk House

555 4th Avenue S.W.

Calgary, Alberta

Canada T2P 3E7

Phone (403) 262-6307

Fax (403) 261-2792

Website www.andersonenergy.ca

Directors

J.C. Anderson

Calgary, Alberta

Brian H. Dau (3)

Calgary, Alberta

Chris L. Fong (1)(2)

Calgary, Alberta

Glenn D. Hockley (1)(3)

Calgary, Alberta

David J. Sandmeyer (2)(3)

Calgary, Alberta

David G. Scobie (1)(2)

Calgary, Alberta

Member of:

(1)	Audit Committee
(2)	Compensation & Corporate

Governance Committee

(3)	Reserves Committee

Auditors

KPMG LLP

Independent Engineers

GLJ Petroleum Consultants

Legal Counsel

Bennett Jones LLP

Registrar & Transfer Agent

Valiant Trust Company

Stock Exchange

The Toronto Stock Exchange

Symbol AXL

Contact Information

Anderson Energy Ltd.

Brian H. Dau

President & Chief Executive Officer

(403) 206-6000

Officers

J.C. Anderson

Chairman of the Board

Brian H. Dau

President & Chief Executive Officer

David M. Spyker

Chief Operating Officer

M. Darlene Wong

Vice President Finance, Chief Financial

Officer & Secretary

Blaine M. Chicoine

Vice President, Operations

Philip A. Harvey

Vice President, Exploitation

Daniel F. Kell

Vice President, Land

Jamie A. Marshall

Vice President, Exploration

Abbreviations used

AECO – intra-Alberta Nova inventory transfer price

bbl – barrel

bpd – barrels per day

Mbbls – thousand barrels

Mstb – thousand stock tank barrels

BOE – barrels of oil equivalent

BOED – barrels of oil equivalent per day

BOPD – barrels of oil per day

MBOE – thousand barrels of oil equivalent

GJ – gigajoule

Mcf – thousand cubic feet

Mcfd – thousand cubic feet per day

MMcf – million cubic feet

MMcfd – million cubic feet per day

Bcf – billion cubic feet

psi – pounds per square inch

NGL – natural gas liquids

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